United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-33660	CUSIP Number 185060100
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		June 30, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

CLEARONE COMMUNICATIONS INC
Full Name of Registrant

Former Name if Applicable
5225 WILEY POST WAY, SUITE 500
Address of Principal Executive Office (Street and Number)
SALT LAKE CITY, UT 84116
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ClearOne Communications Inc. (the “Company”) is unable to file its annual report on Form 10-K for the fiscal year ended June 30, 2009 (the “Form 10-K”) by the prescribed filing deadline of September 28, 2009 without unreasonable effort and expense. The Company discovered an error in estimating deferred revenue and associated costs for the fiscal years beginning 2004 through 2008, explained more in detail in its Form 8-K/A filed on September 9, 2009. The Company is planning to amend the annual report filed in Form 10-K for the fiscal year ended June 30, 2008 to correct the error and restate the financial statements for the affected years. The Company has expended considerable resources and time to amend Form 10-K for year ended June 30, 2008 and requires additional time to file the Form 10-K for the year ended June 30, 2009. The Company expects to file the Form 10-K for the year ended June 30, 2009 as soon as practicable and no later than 15th calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

NARSI NARAYANAN	801	975-7200
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects to report a net income for fiscal year 2009 of approximately $1.5 million on revenues of approximately $35.7 million, as compared to a net income for fiscal year 2008 of $5.3 million (restated) on revenues of $38.8 million (restated). The decrease in net income is primarily due to reduction in revenues due to slow down in the economy and due to $3.5 million increase in tax expense. While the Company does not expect the results for fiscal year 2009 to materially differ from those reported above, since the Company has not completed the audit for either fiscal year 2009 or completed the restatement for fiscal year 2008, the audited results ultimately reported in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2009 may differ from those reported above.

CLEARONE COMMUNICATIONS INC
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	09-29-2009	By /s/	NARSI NARAYANAN	Title:	VICE PRESIDENT OF FINANCE

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).